ATCO
GROUP

Corporate Office


10015128

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

January 14, 2010

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Dividend/Distribution Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

1/28

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.Y	.265	CAD	01/14/2010	03/10/2010	03/31/2010
ACO.X	.265	CAD	01/14/2010	03/10/2010	03/31/2010
ACO.PR.A	.359375	CAD	01/14/2010	02/08/2010	03/01/2010

Filed on behalf of the Issuer by:

Name: Leigh-Anne Norris
Phone: (403) 292-7579
Email: Leigh-Anne.Norris@atco.com

Submission Date: 01/14/2010
Last Updated: 01/14/2010